

March 19, 2009

Mr. John A. Labate
Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, CO 80127

Re: **Golden Star Resources Ltd.**
Amendment 1 to Registration Statement on Form S-3
Filed March 10, 2009
File No. 333-155767

Dear Mr. Labate:

We have reviewed your response letter dated March 10, 2009 and your amended filing, and we have the following comment. Where indicated, we think you should revise your registration statement in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment 1 to Registration Statement on Form S-3

Risk Factors, page 6

We may incur substantial losses in the future . . ., page 6

1. We note your response to prior comment 1 and reissue that comment. Please revise the title of this risk factor to indicate that you have incurred and will continue to incur substantial losses that may affect your ability to service debts as they become due. In addition, include risk factor disclosure of your upward trend in fixed charges, as disclosed on page 35 and Exhibit 12.1, and explain how this affects your debt service capacity.

Closing Comments

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michelle H. Shepston, Esq.
        (303) 893-1379